

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Room 3233

October 31, 2016

<u>Via E-mail</u>
Paul E. Smithers
Chief Executive Officer
Innovative Industrial Properties, Inc.
17190 Bernardo Center Drive
San Diego, California 92128

> **Re: Innovative Industrial Properties, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 17, 2016**
> **File No. 333-214148**

Dear Mr. Smithers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 1 of our comment letter dated October 13, 2016, your response to comment 4 of our comment letter dated September 2, 2016, and your revised disclosure. We continue to believe that you should provide all the material disclosure required by Industry Guide 5. In this regard and without limitation, please revise to provide more specific disclosure regarding all prior programs sponsored by Messrs. Gold and Krietzer, including more specific disclosure of any major adverse business developments, or advise. In addition, please revise to provide summary disclosure of all compensation or other benefits that your executives may receive, including quantifying any amounts payable by you to IGP Advisers and shares to be issued to your executive officers. Refer to Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

2. We note your response to comment 3. We understand that the acquisition of the Initial Property is now probable and that the Initial Property will be subject to a triple net lease. Please provide the financial statements of the significant probable tenant in order to present adequate financial information to investors.

3. We note your disclosure on the cover stating that "the federal government currently has a relaxed enforcement position" relating to medical-use cannabis. Please revise your disclosure on the cover, page 22 and throughout the prospectus to remove this mitigating language and clarify that the sale and use of marijuana is a violation of federal law or advise.

Our Operating Structure, page 10

4. We note your revised disclosure on page 11 that "your executive chairman intends to purchase in this offering" certain shares at the public offering price. Please advise how this complies with Section 5 or revise accordingly throughout the prospectus to clarify that no shares have been offered or sold prior to the effectiveness of this registration statement.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

5. Please revise the third paragraph on page F-2 to clarify that, as we assume, the pro forma statements of operations do not give effect to the payment of a consulting fee and reimbursement of other costs to IGP Advisers, LLC.

6. We note your disclosure on page F-6 and elsewhere in the filing that you will award restricted shares of Class A common stock upon completion of this offering. Please revise to disclose how you will account for this award and the amount of share-based expense that will be recorded as a result of this award.

7. Please tell us how you considered the minimum lease payment criterion in ASC 840-10-25-1d in determining that the lease relating to the Initial Property is an operating lease.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jennifer Monick, Special Assistant Chief Accountant at (202) 551-3468if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real
Estate and Commodities

Cc: Martin Traber, Esq.
        Foley & Lardner LLP